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                                January 31, 2006

VIA FACSIMILE (202) 772-9209

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20649-0308
Attention:  Elaine Wolff

         Re:      Resource Capital Corp.
                  Registration No.:  333-126517
                  -----------------------------

Dear Ms. Wolff:

         In connection with the initial public offering of the shares of common stock (the "Offering") by Resource Capital Corp. (the "Company") pursuant to the above-mentioned Registration Statement, we are counsel to the Company.

         The Company has informed us that due to present unfavorable market conditions, it would like to make changes to the Registration Statement to decrease the number of shares offered to 4,000,000 from 10,000,000 (in each case exclusive of the underwriters' over-allotment option). The 4,000,000 shares would be comprised of 2,110,100 shares to be sold by the Company (a decrease from 7,980,463 shares stated in the Prospectus dated January 9, 2006 (the "Preliminary Prospectus")) and 1,889,900 shares to be sold by selling stockholders (a decrease from 2,019,537 shares stated in the Preliminary Prospectus).

         The Company has informed us that the primary effect of such change will be to decrease the net proceeds to the Company from approximately $116.7 million to approximately $29.3 million (in each case exclusive of the underwriters' over-allotment option). The Company has informed us that the proposed use of proceeds --- to repay a portion of the Company's outstanding indebtedness under its repurchase agreements -- will remain the same. However, less outstanding indebtedness will be repaid. Outstanding indebtedness associated with the Company's repurchase agreements will go from approximately $1.06 billion to approximately $1.03 billion (as opposed to approximately $943.0 million as stated in the Preliminary Prospectus, or a difference of approximately $90.0 million, or less than 5% of the aggregate outstanding indebtedness of approximately $1.8 billion as of September 30, 2005). The Company states in the Preliminary Prospectus that it intends to operate with a leverage ratio of between 8 to 12 times equity. The repayment of indebtedness in connection with the Offering would have, and will continue to, temporarily put the Company below the low end of that range. The Company's intention remains over time to operate within that range. As a result the repayment of indebtedness in connection with the Offering was never meant to affect the long-term leverage of the Company. In light of the slight change in the decrease to outstanding indebtedness that results from the change in the primary shares being sold, we believe that the change to the Registration Statement is not material. The Company and Clifford Chance US LLP, counsel to the Underwriters, have informed us that they agree with this conclusion.
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January 31, 2006
Page 2

         The Company has informed us that a secondary effect of such change will be to modify the expected asset allocations of the Company's portfolio over the next 12 months. The Company intends to diversify its portfolio over its targeted asset classes during the next 12 months as follows: between 20% and 25% in commercial real estate-related assets (a decrease from 35% to 40% in the Preliminary Prospectus), between 25% and 30% in agency RMBS (no change from the Preliminary Prospectus), between 15% and 20% in non-agency RMBS (an increase from 10% to 15% in the Preliminary Prospectus) and between 30% and 35% in commercial finance assets (an increase from 20% to 25% in the Preliminary Prospectus), subject to availability of appropriate investment opportunities and changes in market conditions. These asset allocations (i) are only a statement of the Company's current intent, (ii) are subject to the availability of investment opportunities, and (iii) are subject to changes in market conditions; and the Company (i) has not adopted policies that require it to establish or maintain any specific asset allocation and (ii) may change its investment strategies and policies and the percentage of assets that may be invested in each asset class without a vote of the stockholders (all of which are disclosed in the Preliminary Prospectus). In light of all of this, we believe that the change to Registration Statement is not material. The Company and Clifford Chance US LLP, counsel to the Underwriters, have informed us that they agree with this conclusion.

         The Company has informed us that a third effect of such change will be to change the dilution in adjusted net tangible book value per share to new investors from $2.03 to $2.34 utilizing the midpoint of the range of initial public offering prices per share set forth in the Preliminary Prospectus. The Preliminary Prospectus has a sensitivity analysis under "Dilution." This change falls within the range highlighted by this sensitivity analysis. Therefore, investors are already aware that they could experience dilution at this level. In light of this, we believe that the change to Registration Statement is not material. The Company and Clifford Chance US LLP, counsel to the Underwriters, have informed us that they agree with this conclusion.

         The Company has informed us that several selling stockholders listed in the Preliminary Prospectus have not completed all of the documentation required by the Company and/or the Underwriters. Therefore, they are not eligible to participate in the Offering. As a result, the aggregate shares being sold by selling stockholders decreased from 2,019,537 to 1,889,900. As the Company was not receiving any proceeds from the sale of shares of the selling stockholders, this change in the Registration Statement has no effect on the Company.
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January 31, 2006
Page 3


         The Company has informed us that Resource Capital Investor, Inc. ("RCI"), an affiliate of the Company's external manager, has expressed an interest in purchasing shares of common stock in the Offering. The Company has requested that Credit Suisse Securities (USA) LLC, one of the Underwriters, reserve up to 1,000,000 shares of common stock for purchase by RCI at the initial public offering price. Any such shares reserved that are not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. If all such shares are purchased, the beneficial ownership, on a fully-diluted basis, of the Manager, Resource America, Inc. (the indirect 100% parent of the Company's Manager), and their affiliates, including RCI and the Company's officers and directors, will be approximately 17.2% of all shares outstanding on a fully-diluted basis (as opposed to 12.2% if no such shares are purchased and 9.4% as stated in the Preliminary Prospectus). The Company believes that the increase in ownership by affiliates of the Company would be a positive development for potential investors.

         We believe that the aggregate changes to the Registration Statement are not material. The Company and Clifford Chance US LLP, counsel to the Underwriters, have informed us that they agree with this conclusion. These conclusions are based on information available to us, the Company, the Underwriters and Clifford Chance US LLP as of the date hereof.

         In addition, we have been advised by the Company that it would like to issue, and the Underwriters have advised that they would distribute, a free writing prospectus to each account at least 24 hours prior to the confirmation of purchase orders that would detail all of these changes. The free writing prospectus will contain a URL address (or if emailed, a hyperlink) that will pull up the most recent Pre-Effective Amendment to the Registration Statement. We have been further advised by the underwriters that all confirmations of purchase orders by the Underwriters will be accompanied by a final prospectus that has been amended to reflect the changes described in this letter.

         The following is an analysis of the reservation shares for the benefit of RCI under Section 5 of the Securities Act of 1933, as amended as per your telephonic request. As stated above, RCI has expressed an interest in purchasing shares of common stock in the Offering. The Company has requested that Credit Suisse Securities (USA) LLC, one of the Underwriters, reserve up to 1,000,000 shares of common stock for purchase by RCI at the initial public offering price. Any such shares reserved that are not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered. This reservation of shares would not apply any discount as might be customary under a directed sales program. RCI has not committed to buy any shares in the Offering and the Underwriters' commitment to purchase the shares is not, and will not be, contingent on RCI's purchase of any shares of common stock. As a result, the Company does not believe that a sale has occurred. Any sale would only occur after the Registration Statement is declared effective, the underwriting agreement is signed and the Underwriters call RCI with an allocation and RCI accepts such allocation.

         If you have any question or comments concerning the foregoing, please do not hesitate to call me at (215) 731-9450.

                                              Sincerely yours,



                                             Lisa A. Ernst
                                             Ledgewood